LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended August 31, 2021 and, 2020

(Expressed in Canadian Dollars)

(Unaudited)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars - Unaudited)

Financial Statements

Condensed Interim Consolidated Statements of Financial Position2

Condensed Interim Consolidated Statements of Loss3

Condensed Interim Consolidated Statements of Comprehensive Loss4

Condensed Interim Consolidated Statements of Cash Flows5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity 6

Notes to Condensed Interim Consolidated Financial Statements7

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	Note	August 31, 2021	November 30, 2020
		$	$
ASSETS

Current assets
Cash		7,135,459	704,977
Receivables	3	303,983	238,059
Prepaids	4	130,616	527,594
Loans receivable	5	731,674	-
		8,301,732	1,470,630
Loans receivable	5	-	110,102
Licenses	6	16,000	914,760
Investment in equity instruments	7	5,179,464	3,845,598
Equipment	8	105,851	140,353
Intangible assets	9	5,343,545	5,564,426
		18,946,592	12,045,869

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	10	1,406,873	1,490,753
Loans payable	11	-	639,293
Convertible debentures	12,16	-	531,519
Current portion of long-term debt	13	9,473	8,991
		1,416,346	2,670,556
Long-term debt	13	35,779	42,945
Derivative liability	14	-	341,163
		1,452,125	3,054,664

SHAREHOLDERS' EQUITY

Share capital	14	42,975,631	29,632,284
Commitment to issue shares	14	-	574,457
Reserves	14	4,703,515	3,633,057
Accumulated other comprehensive income		(266,990)	10,690
Accumulated deficit		(29,917,689)	(24,859,283)
		17,494,467	8,991,205
		18,946,592	12,045,869

Nature and continuance of operations (Note 1)

Contingencies (Note 21)

Proposed transactions (Note 23)

Subsequent events (Note 24)

Approved on behalf of the Board of Directors on October 15, 2021:

“Ronald Thomson”“Joshua Jackson”

       Director Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31		August 31
	Note	2021	2020	2021	2020
		$	$	$	$

Sales		6,677	6,752	19,700	21,925
Cost of sales	6	64,634	184,755	402,439	591,383
Gross profit (loss)		(57,957)	(178,003)	(382,739)	(569,458)
Operating expenses
Accretion expense	12	-	11,568	10,740	55,951
Amortization	9	23,462	25,311	70,872	76,521
Consulting fees		107,813	403,005	682,666	844,722
Depreciation	8	10,106	9,344	30,527	28,251
Foreign exchange (gain) loss		(12,694)	97,061	34,591	24,415
Insurance		19,216	20,308	58,223	60,962
Interest expense	11,12, 13,16	1,772	35,404	27,225	127,718
Investor relations, filing, and compliance fees		19,555	83,161	147,601	223,237
Management and directors salaries and fees	16	198,945	159,500	639,831	512,500
Marketing		140,215	538,933	612,202	1,507,173
Other general and administrative expenses		24,434	18,971	120,080	52,946
Professional fees		191,519	116,847	603,985	536,139
Research and development		122,056	-	383,256	-
Share-based compensation	14,16	407,612	793,949	1,903,867	1,011,582
Salaries and benefits	16	4,853	-	7,269	-
Travel		843	13,960	4,141	28,527
		1,259,707	2,327,322	5,337,076	5,090,644
		(1,317,664)	(2,505,325)	(5,719,815)	(5,660,102)

Interest income	5	27,841	16,244	62,269	51,431
Write-off of licenses	6	-	-	(530,104)	(330,276)
Gain (loss) on derivative liability	14	-	147,827	(192,705)	1,250,104
Gain on settlement of debt	10,11	-	-	54,716	39,032
Unrealized gains on equity instruments	7	227,656	293,583	1,429,484	592,894
Allowance for credit loss	5	(18,163)	(6,000)	(162,251)	(17,286)
		237,334	451,654	661,409	1,585,899
Loss attributable to Liquid Media Group from continuing operations		(1,080,330)	(2,053,671)	(5,058,406)	(4,074,203)
Loss from discontinued operations	15	-	(2,928,319)	-	(2,813,889)
Loss for the period		(1,080,330)	(4,981,990)	(5,058,406)	(6,888,092)

Loss attributable to:
Shareholders of the Company		(1,080,330)	(3,159,628)	(5,058,406)	(5,121,801)
Non-controlling interest from discontinued operations	17	-	(1,822,362)	-	(1,766,291)
Loss for the period		(1,080,330)	(4,981,990)	(5,058,406)	(6,888,092)

Loss per common share (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31		August 31
	Note	2021	2020	2021	2020
		$	$	$	$

Loss for the period		(1,080,330)	(4,981,990)	(5,058,406)	(6,888,092)
Other comprehensive income
Foreign currency translation adjustment		774,847	(466,300)	(277,680)	(258,449)
Comprehensive loss for the period		(305,483)	(5,448,290)	(5,336,086)	(7,146,541)

Comprehensive loss attributable to:
Shareholders of the company		(305,483)	(3,532,225)	(5,336,086)	(5,360,140)
Non-controlling interest	17	-	(1,916,065)	-	(1,786,401)
Comprehensive loss for the period		(305,483)	(5,448,290)	(5,336,086)	(7,146,541)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
		August 31
	2021	2020
	$	$
Cash flows provided by (used in) operating activities
Loss from continuing operations for the period	(5,058,406)	(4,074,203)
Operating expenses of discontinued operations	-	246,198
Items not affecting cash:
Accretion expense	10,740	55,951
Accrued interest income	(73,821)	(45,495)
Accrued interest expense	2,590	100,359
Allowance for credit loss	162,251	17,286
Amortization - intangibles	70,872	76,521
Amortization - licenses	266,938	457,642
Depreciation	30,527	28,251
Change in value of derivatives	192,705	(1,250,104)
(Gain) loss on settlement of debt	(54,716)	(39,032)
Share-based compensation	1,903,867	1,011,582
Shares issued for services	60,000	66,557
Unrealized foreign exchange	58,530	2,090
Unrealized gains on equity instruments	(1,429,484)	(592,894)
Warrants issued for services	-	29,774
Write-off of license fees	530,104	330,276
Changes in non-cash working capital:
Receivables	(65,924)	(160,707)
Prepaids	396,978	(729,111)
Accounts payable and accrued liabilities	20,369	(604,510)
	(2,975,880)	(5,073,569)
Cash flows provided by (used in) investing activities
Cash disposed on sale of Majesco	-	(103,794)
Investment in intangibles	-	(4,557,667)
Loan receivable issued	(717,191)	-
Loan receivable received	-	83,231
Interest received on loans	-	12,067
Restricted cash received	-	13,622
Purchase of restricted deposit certificate	-	(5,936)
	(717,191)	(4,558,477)
Cash flows provided by (used in) financing activities
Loan proceeds	-	1,535
Long-term debt repayments	(9,253)	-
Interest paid on loans	2,569	(304,924)
Shares and warrants issued for cash	7,507,801	5,353,203
Share issuance costs	(694,528)	(763,806)
Commitment to issue shares	-	574,457
Warrants exercised and issued for cash	3,288,323	2,018,512
Options exercised and issued for cash	24,242	196,427
	10,119,154	7,075,404
Effect of foreign exchange on cash	4,399	(7,989)
Change in cash during the period	6,430,482	(2,564,631)
Cash, beginning of period	704,977	4,587,405
Cash, end of period	7,135,459	2,022,774

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
		August 31,
	2021	2020
	$	$
Supplemental cash-flow disclosure
Interest received	-	12,067
Interest paid	2,569	304,924

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Units issued for cash	2,666,672	4,882,418	-	-	-	-	-	4,882,418
Shares issued to settle debt	107,228	331,967	-	-	-	-	-	331,967
Units issued for convertible debentures and related interest	527,402	1,121,514	-	(134,198)	-	-	-	987,316
Shares issued for services	41,300	99,615	(33,058)	-	-	-	-	66,557
Share issuance costs	-	(1,072,590)	-	-	-	-	-	(1,072,590)
Commitment to issue shares	-	-	574,457	-	-	-	-	574,457
Warrants exercised for cash	1,066,282	2,150,707	(104,139)	(28,056)	-	-	-	2,018,512
Warrants issued for share issue costs	-	-	-	338,558	-	-	-	338,558
Options exercised for cash	53,505	340,672	-	(144,245)	-	-	-	196,427
Share-based compensation	-	-	-	1,011,582	-	-	-	1 011,582
Foreign exchange on translation	-	-	-	-	(238,339)	-	(20,110)	(258,449)
Loss for the period	-	-	-	-	-	(5,121,801)	(1,766,291)	(6,888,092)
Balance, August 31, 2020	9,808,050	28,973,243	574,457	3,209,739	65,126	(23,563,586)	-	9,258,979
Shares issued for services	84,375	176,769	-	-	-	-	-	176,769
Shares issued for restricted share units	250,001	482,272	-	(482,272)	-	-	-	-
Share-based compensation	-	-	-	905,590	-	-	-	905,590
Foreign exchange on translation	-	-	-	-	(54,436)	-	-	(54,436)
Loss for the period	-	-	-	-	-	(1,295,697)	-	(1,295,697)
Balance, November 30, 2020	10,142,426	29,632,284	574,457	3,633,057	10,690	(24,859,283)	-	8,991,205

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2020	10,142,426	29,632,284	574,457	3,633,057	10,690	(24,859,283)	8,991,205
Shares issued for cash	1,791,045	7,507,801	-	-	-	-	7,507,801
Shares issued to settle debt	257,878	708,998	-	-	-	-	708,998
Units issued for convertible debentures and related interest	270,000	562,763	-	(55,986)	-	-	506,777
Shares issued for services	17,907	60,000	-	-	-	-	60,000
Shares issued for restricted share units	250,001	470,349	-	(470,349)	-	-	-
Shares issued for cashless warrant exercise	121,319	533,868	-	-	-	-	533,868
Share issuance costs	-	(694,528)	-	-	-	-	(694,528)
Warrants exercised for cash	1,787,251	4,144,896	(574,457)	(282,116)	-	-	3,288,323
Options exercised for cash	10,000	49,200	-	(24,958)	-	-	24,242
Share-based compensation	-	-	-	1,903,867	-	-	1,903,867
Foreign exchange on translation	-	-	-	-	(277,680)	-	(277,680)
Loss for the year	-	-	-	-	-	(5,058,406)	(5,058,406)
Balance, August 31, 2021	14,647,827	42,975,631	-	4,703,515	(266,990)	(29,917,689)	17,494,467

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is a business solutions company empowering independent IP creators to package, finance, deliver and monetize their professional video IP globally. The head office of the Company is 67 East 5th Avenue, Vancouver, BC, V5T 1G7 and the registered records office of the Company is Suite 400, 725 Granville Street, PO Box 10325, Vancouver, BC, V7Y 1G5. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2021, the Company has generated losses since inception and has an accumulated deficit of $29,917,689. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months.

These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended November 30, 2020.

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  Therefore, it is recommended that this financial report be read in conjunction with the restated audited annual financial statements of the Company for the year ended November 30, 2020.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2021	2020
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	0%	51%
Liquid Media (US) Holding Co., Inc. (“Liquid US”)	USA	100%	-
Liquid Media Merger Sub, Inc. (“Liquid Merger”)	USA	100%	-

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco, a Nevada corporation.  Majesco is a provider of video game products primarily for the mass-market consumer.  The Company deconsolidated Majesco as of August 31, 2020 as control was lost (Note 15).

On August 13, 2021 the Company incorporated Liquid US.  On August 27, 2021, the Company incorporated Liquid Merger.

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represented the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company.  If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Significant judgements includes the effects of COVID-19 on the business’s operations, determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation and derivatives, the valuation of intangible assets, the valuation of investments in equity instruments, the estimation of expected credit loss, and the valuation of convertible debentures.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it does not have the ability to influence the key operating activities of the entity.  Accordingly, the Company has accounted for its investment under fair value through profit or loss (Note 7).  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020 (Note 15).

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Vehicles30%

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues15 years

Platform coding3 years

Brandsindefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss.  Expenditures for repairs and maintenance are expensed as incurred.

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•the development costs can be measured reliably;

•the project is technically and commercially feasible;

•the Company intends to and has sufficient resources to complete the project;

•the Company has the ability to use or sell the asset, and

•the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity.  The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this stage.

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

Brand

Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.  The brand was written off during the year ended November 30, 2020 when the Company disposed of its investment in Majesco.

Accounting pronouncements not yet adopted

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

3.RECEIVABLES

	May 31, 2021	November 30, 2020
	$	$
Accounts receivable	1,564	10,360
Sales tax receivable	302,419	227,699
	303,983	238,059

4.PREPAIDS

As at August 31, 2021, prepaids includes $nil (November 30, 2020 - $370,432 (US$285,714)) for a marketing campaign that is being expensed over the term of the campaign.

5.LOANS RECEIVABLE

Current amounts

Loans receivable are classified as current when management has determined that there is reasonable assurance they will receive payment on these loans within the next twelve months.  As at August 31, 2021, the current loans receivable including accrued interest are as follows:

	Waterproof	IndieFlix	iGEMS	Total
	$	$	$	$
Balance November 30, 2019	94,882	-	-	94,882
Accrued interest income	416	-	-	416
Repayments received	(95,298)	-	-	(95,298)
Balance November 30, 2020	-	-	-	-
Advance	-	625,087	92,104	717,191
Accrued interest income	-	20,942	730	21,672
Currency translation adjustment	-	(7,196)	7	(7,189)
Balance, August 31, 2021	-	638,833	92,841	731,674

Waterproof Studios Inc.

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest was payable on the first business day of each month.  The Company received $95,298 in December 2019 as full and final payment of the loan.  During the year ended November 30, 2020, the Company recorded interest of $416 in relation to this loan.

IndieFlix Group, Inc.

In May 2021, the Company entered into a non-revolving credit facility agreement with IndieFlix Group, Inc. (“IndieFlix”) for US$499,880 which will be advanced as follows: (1) US$102,852 upon the date of the promissory note (advanced as $124,157); (2) US$173,043 on the first month anniversary (advanced as $218,328); and (3) US$223,985 on the second month anniversary (advanced as $282,602).  The promissory note bears interest at 6% per annum, is due on the earlier of December 31, 2021 or the closing of the IndieFlix Transaction (defined in Note 23), and is secured by a general security agreement over certain assets.  In the event that the IndieFlix Transaction does not close, all amounts outstanding shall bear interest at 24% per annum.  Subsequent to the period, the Company closed the IndieFlix Transaction (Note 23).  As at August 31, 2021, the Company has accrued interest receivable of $20,942 on this facility agreement.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

5.LOANS RECEIVABLE (continued)

Current amounts (continued)

iGEMS TV, Inc.

In June 2021, the Company entered into a non-revolving credit facility agreement with iGEMS TV, Inc. (“iGEMS”) for US$100,000 which will be advanced as follows: (1) US$40,000 upon the date of the promissory note (advanced as $50,468); (2) US$33,000 on the first month anniversary (advanced as $41,636); and (3) US$27,000 on the second month anniversary (advanced subsequently).  The promissory note bears interest at 6% per annum, is due on the earlier of December 31, 2021 or 30 days following the termination of the iGEMS Transaction (defined in Note 23). The agreement is secured by a general security agreement over certain assets.  In the event that the iGEMS Transaction does not close, all amounts outstanding shall bear interest at 10% per annum.

Digital Cinema United Holding Ltd.

In August 2021, the Company entered into a Loan Agreement with Digital Cinema United Holding Ltd. (“DCU”) whereby the Company will advance US$1,147,928 to DCU as follows: (1) US$573,964 upon the date of the loan agreement (advanced subsequently); and (2) US$573,964 on the first month anniversary (advanced subsequently).  The loan bears interest at 6% per annum, is due on the earlier of (1) February 28, 2022; (2) the termination of the letter of intent entered into between the Company and DCU on June 7, 2021 (Note 23); or (3) the closing of the DCU Transaction (defined in Note 23). The agreement is secured by a pledge over all of the shares held in DCU (“Pledge Agreement”).  In the event that the letter of intent is terminated or a balance remains outstanding at February 28, 2022, all amounts outstanding shall bear interest at 24% per annum.

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at August 31, 2020, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2019	115,963	117,874	233,837
Accrued interest income	37,391	23,755	61,146
Expected credit loss	(86,026)	(98,855)	(184,881)
Balance November 30, 2020	67,328	42,774	110,102
Accrued interest income	31,890	20,259	52,149
Expected credit loss	(99,218)	(63,033)	(162,251)
Balance August 31, 2021	-	-	-

Participant Games

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at August 31, 2021, the Company has accrued interest receivable of $151,206 (November 30, 2020 - $119,317) and has recorded an allowance for credit loss of $301,206 (November 30, 2020 - $201,989), on a cumulative basis, as the note remains unpaid.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

5.LOANS RECEIVABLE (continued)

Instalment Entertainment

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at August 31, 2021, the Company has accrued interest receivable of $91,357 (November 30, 2020 - $71,097) and has recorded an allowance for credit loss of $191,357 (November 30, 2020 - $128,323), on a cumulative basis, as the note remains unpaid.

6.LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639.  During the three months ended February 29, 2020, the Company wrote-off one license with an unamortized balance of $330,276.  During the year ended November 30, 2020, the Company acquired one additional license for $19,000.  During the six months ended May 31, 2021, the Company wrote-off two licenses with an unamortized balance of $530,104 as there was no expected future use and the recoverable amount was considered to be nominal.  As at August 31, 2021, the Company held one license which is being amortized over the term of the corresponding agreement, five years.

During the nine months ended August 31, 2021, amortization, included in cost of sales, amounted to $266,938 (nine months ended August 31, 2020 - $457,642).  The cumulative currency translation adjustment at August 31, 2021 was $nil (November 30, 2020 - $101,718).

The following table is a reconciliation of the licenses:

	August 31, 2021	November 30, 2020
	$	$
Balance, beginning of year	914,760	1,840,836
Amortization	(266,938)	(596,882)
Write-offs	(530,104)	(330,276)
Currency translation adjustment	(101,718)	1,082
Balance, end of period	16,000	914,760

7.INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof using the equity method of accounting resulting in a carrying value of $587,274. At March 1, 2019, however, the Company no longer exerted significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at August 31, 2021, the value of Waterproof’s common shares was estimated to be $5,179,464 (November 30, 2020 - $3,845,598) resulting in an unrealized gain on equity instruments of $1,429,484 (August 31, 2020 - $592,894).  The cumulative currency translation adjustment as at August 31, 2021 was $(174,258) (November 30, 2020 - $(78,640).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

7.INVESTMENT IN EQUITY INSTRUMENTS (continued)

The following table is a reconciliation of the investment in Waterproof:

	August 31, 2021	November 30, 2020
	$	$
Balance, beginning of year	3,845,598	1,551,324
Change in fair value	1,429,484	2,383,004
Currency translation adjustment	(95,618)	(88,730)
Balance, end of period	5,179,464	3,845,598

8.EQUIPMENT

	Computer Equipment	Vehicles	Total
	$	$	$
Cost:
At November 30, 2019	124,866	-	124,866
Additions	-	56,436	56,436
Net exchange differences	(3,043)	(293)	(3,336)
At November 30, 2020	121,823	56,143	177,966
Net exchange differences	(3,274)	(1,508)	(4,782)
At August 31, 2021	118,549	54,635	173,184

Depreciation:
At November 30, 2019	1,561	-	1,561
Additions	37,417	-	37,417
Net exchange differences	(1,365)	-	(1,365)
At November 30, 2020	37,613	-	37,613
Additions	18,316	12,211	30,527
Net exchange differences	(889)	82	(807)
At August 31, 2021	55,040	12,293	67,333

Net book value:
At November 30, 2020	84,210	56,143	140,353
At August 31, 2021	63,509	42,342	105,851

No depreciation was taken on the vehicle during the year ended November 30, 2020 as it was purchased at the end of the fiscal year and not available for use.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

9.INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding	Brands	Total
	$	$	$	$
Cost:
At November 30, 2019	1,715,561	-	110,299	1,825,860
Additions - paid or accrued	-	4,464,885	-	4,464,885
Write-offs	(208,659)	-	(111,454)	(320,113)
Net exchange differences	(40,598)	(153,981)	1,155	(193,424)
At November 30, 2020	1,466,304	4,310,904	-	5,777,208
Net exchange differences	(39,405)	(115,850)	-	(155,255)
At August 31, 2021	1,426,899	4,195,054	-	5,621,953

Amortization:
At November 30, 2019	117,901	-	-	117,901
Additions	101,350	-	-	101,350
Net exchange differences	(6,469)	-	-	(6,469)
At November 30, 2020	212,782	-	-	212,782
Additions	70,872	-	-	70,872
Net exchange differences	(5,246)	-	-	(5,246)
At August 31, 2021	278,408	-	-	278,408

Net book value:
At November 30, 2020	1,253,522	4,310,904	-	5,564,426
At August 31, 2021	1,148,491	4,195,054	-	5,343,545

Brands pertained to Majesco Entertainment which were disposed of at August 31, 2020. (Note 15)

During the year ended November 30, 2020, the Company acquired platform coding for a cash payment of $4,464,885 (US$3,325,000) which is currently under development and not yet subject to amortization.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	August 31, 2021	November 30, 2020
	$	$
Accounts payable	1,128,480	1,116,088
Accrued liabilities	221,985	154,958
Payroll taxes payable	18,876	13,406
Sales taxes payable	37,532	-
	1,406,873	1,284,452

During the nine months ended August 31, 2021, the Company issued 42,878 (nine months ended August 31, 2020 – 100,317) common shares valued at $99,569 (nine months ended August 31, 2020 - $306,620) to settle accounts payable of $100,713 (nine months ended August 31, 2020 - $346,000) resulting in a gain of $1,144 (nine months ended August 31, 2020 – $39,380) which is included in gain (loss) on settlement of debt.

During the nine months ended August 31, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement which included the settlement of $23,708 of interest included in accounts payable (Notes 11 and 14).

11.LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$
Balance, November 30, 2019	25,000	750,000	662,933	1,437,933
Advance	-	-	1,535	1,535
Repayment - cash	-	(110,707)	(664,468)	(775,175)
Repayment - shares	(25,000)	-	-	(25,000)
Balance, November 30, 2020	-	639,293	-	639,293
Repayment - shares	-	(639,293)	-	(639,293)
Balance, August 31, 2021	-	-	-	-

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at November 30, 2019, the amount outstanding was due on demand and incurred interest of 14.4% per annum.  During the year ended November 30, 2020, the Company issued 6,911 common shares valued at $25,347 to settle the $25,000 loan outstanding resulting in a loss of $348.

Credit facility

In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum.  A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017.  The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

11.LOANS PAYABLE (continued)

Credit facility (continued)

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018.  The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”).  In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forbearance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.  In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

During the year ended November 30, 2020, the Company repaid a further $500,000 for this loan of which $110,707 was applied to the principal and $389,293 was applied to the outstanding interest.  As at November 30, 2019, interest of $7,062 remained outstanding and was included in accounts payable and accrued liabilities.

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 14).  Accordingly, the transfer of the 215,000 treasury shares resulted in a gain on debt settlement of $53,572 as the treasury shares were valued at $609,429 on the date of issuance to settle the outstanding principal of $639,293 and interest of $23,708.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bore interest at 2.35% per annum and was secured by a deposit certificate of US$500,000.  As at November 30, 2020, the Company had repaid this loan in full.

12.CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2019	1,388,402	190,184	1,578,586
Interest expense and accretion	83,140	-	83,140
Conversion of convertible debentures	(961,186)	(134,198)	(1,095,384)
Reallocation of interest to accounts payable	(21,079)	-	(21,079)
Currency translation adjustment	42,242	-	42,242
Balance, November 30, 2020	531,519	55,986	587,505
Interest expense and accretion	10,740	-	10,740
Conversion of convertible debentures	(506,777)	(55,986)	(562,763)
Reallocation of interest to accounts payable	(17,582)	-	(17,582)
Currency translation adjustment	(17,900)	-	(17,900)
Balance, August 31, 2021	-	-	-

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

12.CONVERTIBLE DEBENTURES (continued)

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000).  Each debenture matured two years from closing, bore interest at 2% per annum, and was convertible into units at a price of US$1.50 per unit.  Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  In January 2021, the Company agreed to extend the maturity date and associated warrant expiry date for one debenture holder by one year.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917 during the year ended November 30, 2019.

Interest and accretion expense for the nine months ended August 31, 2021 was $6,842 (nine months ended August 31, 2020 - $69,807).

13.LONG-TERM DEBT

Third party
$
Balance, November 30, 2019	-
Advances	51,936
Balance, November 30, 2020	51,936
Payments	(9,253)
Interest expense	2,569
Balance, August 31, 2021	45,252
Current portion	9,473
Long-term portion	35,779

During the year ended November 30, 2020, the Company entered into a Conditional Sales Contract for the purchase of a vehicle.  The agreement bears interest of 6.99%, requires 60 monthly payments of $1,028, and is secured by a vehicle with a net book value of $42,342 (November 30, 2020 - $56,143) (Note 8).

The principal payments required under the long-term debt for the next five fiscal years are as follows:

2021$2,307

20229,640

202310,336

202411,082

202511,887

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 100,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Issued share capital

Common shares

The Company had the following share issuances during the nine months ended August 31, 2021:

a)On January 25, 2021, the Company issued 2,984 common shares valued at $8,856 to a consultant to settle $10,000 of outstanding accounts payable resulting in a gain of $1,144 which is included in gain on debt settlements (Note 10).

b)On January 29, 2021, the Company issued 17,907 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

c)On February 12, 2021, the Company transferred 215,000 treasury shares valued at $609,429 to a creditor as full and final payment of a Forbearance Agreement (Note 11).

d)On March 3, 2021, the Company issued 250,001 common shares valued at $470,349 in relation to the vesting of 250,001 restricted share units.  As a result, the Company transferred $470,349 representing the fair value of the vested RSUs from reserves to share capital.

e)On March 22, 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $86,460 (US$69,095), agent fees of $588,111 (US$470,000), and filing fees of $19,958 (US$15,950).

f)On June 9, 2021, the Company issued 39,894 common shares valued at $90,713 to a consultant for consulting services previously received (Note 10).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

g)During the nine months ended August 31, 2021, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 367,084 common shares for total proceeds of $574,457 in connection with the exercise of 367,084 share purchase warrants at US$1.20 per warrant of which $574,457 was received during the year ended November 30, 2020.

•issued 430,167 common shares for total proceeds of $949,224 in connection with the exercise of 430,167 share purchase warrants at US$1.75 per warrant.  As a result, the Company transferred $3,764 representing the fair value of the exercised warrants from reserves to share capital.

•issued 990,000 common shares for total proceeds of $2,339,099 in connection with the exercise of 990,000 share purchase warrants at US$1.88 per warrant.  As a result, the Company transferred $278,352 representing the fair value of the exercised warrants from reserves to share capital.

•issued 121,319 common shares valued at $533,868 in accordance with the exercise of 175,000 Cashless Warrants.  As a result, the Company transferred $533,868 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•issued 270,000 units on the conversion of $506,777 (US$405,000) worth of net convertible debentures.  As a result, the Company transferred $55,986 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022 (Note 12).

•issued 10,000 common shares for total proceeds to $24,242 in connection with the exercise of 10,000 stock options at US$1.90 per option.  As a result, the Company transferred $24,958 representing the fair value of the exercised options from reserves to share capital.

The Company had the following share issuances during the year ended November 30, 2020:

a)On January 22, 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 resulting in a gain of $42,508 which is included in gain on debt settlements.

b)On January 22, 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019 and was included in commitment to issue shares.

c)On April 27, 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 resulting in a loss of $3,476 which is included in gain on debt settlements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

d)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025 (“Cashless Warrants”).  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of US$1.88 per common share with a maturity date of June 4, 2025 of which $103,424 related to the issuance of the Cashless Warrants and was expensed to professional fees.

e)On July 29, 2020, the Company issued 29,536 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

f)On September 16, 2020, the Company issued 250,001 common shares valued at $482,272 in relation to the vesting of 250,001 restricted share units.  As a result, the Company transferred $482,272 representing the fair value of the vested RSUs from reserves to share capital.

g)On November 17, 2020, the Company issued 84,375 common shares valued at $176,769 to a consultant of the Company for services provided to the Company.

h)During the year ended November 30, 2020, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 515,000 units on the conversion of $961,186 (US$681,980) worth of net convertible debentures and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

•issued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

•issued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

•received $574,457 for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares.  In December 2020, the shares were issued.

•issued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

Preferred shares

As at August 31, 2021 and November 30, 2020 no preferred shares were issued and outstanding.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 11).  In February 2021, the Company transferred these shares to the lender as full and final payment of the Forbearance Agreement.

Profit (loss) per share

	Three months ended August 31,		Nine months ended August 31,
	2021	2020	2021	2020
	$	$	$	$
Basic and diluted loss per share attributable to the Company from continuing operations	(0.07)	(0.26)	(0.39)	(0.57)
Basic and diluted loss per share attributable to the Company	(0.07)	(0.40)	(0.39)	(0.72)
Basic and diluted profit per share attributable to the non-controlling interest	-	(0.23)	-	(0.25)
Weighted average number of common shares outstanding	14,638,598	7,926,936	12,954,520	7,123,637

Stock options

The Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

During the year ended November 30, 2020, the Company granted 550,000 stock options with a total fair value of $1,011,582 that vested immediately on grant.

On January 1, 2021, the Company granted an officer of the Company 750,715 stock options with a total fair value of $1,093,088 (US$861,681), an exercise price of US$1.90, and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023. During the nine months ended August 31, 2021, the Company recorded share-based compensation of $610,883 in relation to these options.

On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with a total fair value of $517,826 (US$408,202), an exercise price of US$1.90, and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.  During the nine months ended August 31, 2021, the Company recorded share-based compensation of $409,725 in relation to these options.

On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.  During the nine months ended August 31, 2021, the Company recorded share-based compensation of $91,183 in relation to this repricing.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

In accordance with a Termination and Mutual Release Agreement entered into with a consultant of the Company effective April 14, 2021, the Company and a consultant agreed to modify the expiry date of 50,000 options outstanding from July 23, 2025 to May 14, 2022.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	August 31, 2021	November 30, 2020
Risk-free interest rate	0.41%	0.47%
Dividend yield	nil	Nil
Expected life	5.0 years	5.0 years
Volatility	105%	103%
Weighted average fair value per option	$1.50	$1.79

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Share Price on Exercise
		$	$
Balance, November 30, 2019	461,500	3.39 (US$2.55)	-
Granted	550,000	3.31 (US$2.55)	-
Exercised	(53,505)	3.31 (US$2.55)	-
Balance, November 30, 2020	957,995	3.31 (US$2.55)	-
Granted	1,072,450	2.40 (US$1.90)	-
Exercised	(10,000)	2.40 (US$1.90)	2.52 (US$2.00)
Cancelled	(265,000)	2.40 (US$1.90)	-
Balance, August 31, 2021	1,755,445	2.40 (US$1.90)	-

A summary of the stock options outstanding and exercisable at August 31, 2021 is as follows:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
		$
50,000	50,000	2.40 (US$1.90)	May 14, 2022
257,995	257,995	2.40 (US$1.90)	February 28, 2024
25,000	25,000	2.40 (US$1.90)	January 8, 2025
25,000	25,000	2.40 (US$1.90)	February 13, 2025
25,000	25,000	2.40 (US$1.90)	March 10, 2025
25,000	25,000	2.40 (US$1.90)	April 13, 2025
275,000	275,000	2.40 (US$1.90)	July 23, 2025
750,715	107,245	2.40 (US$1.90)	January 1, 2026
321,735	214,490	2.40 (US$1.90)	January 14, 2026
1,755,445	1,004,730

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

The weighted average life of share options outstanding at August 31, 2021 was 3.86 years and 3.49 years for exercisable options.

Warrants

Agents’ warrants

During the year ended November 30, 2020, the Company issued 213,333 agents warrants with a total fair value of $338,558 and an exercise price of US$1.88 per warrant in connection with the private placement which closed on June 8, 2020.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the warrants granted:

	August 31, 2021	November 30, 2020
Risk-free interest rate	-	0.48%
Dividend yield	-	nil
Expected life	-	5.0 years
Volatility	-	103%
Weighted average fair value per warrant	-	$1.59

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	8,000	5.32 (US$4.00)
Issued	213,333	2.44 (US$1.88)
Cancelled	(8,000)	5.19 (US$4.00)
Balance, November 30, 2020	213,333	2.44 (US$1.88)
Exercised	(186,666)	2.37 (US$1.88)
Balance, August 31, 2021	26,667	2.37 (US$1.88)

A summary of the agents’ warrants outstanding and exercisable at August 31, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
$
26,667	2.37 (US$1.88)	June 4, 2025
26,667

The weighted average life of agent’s warrants outstanding at August 31, 2021 was 3.76 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2020, the Company:

•issued 527,402 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures;

•issued 621,865 share purchase warrants with an exercise price of US$1.20 per warrant in connection with the exercise of the “B” share purchase warrants described under Derivative liability below; and

•issued 1,333,334 share purchase warrants with an exercise price of US$1.88 per warrant in connection with the registered direct offering which closed in June 2020.

On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

During the nine months ended August 31, 2021, the Company issued 270,000 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of a convertible debenture (Note 12).

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	1,984,474	1.92 (US$1.81)
Issued	2,482,601	2.18 (US$1.68)
Exercised	(1,433,366)	1.80 (US$1.39)
Balance, November 30, 2020	3,033,709	2.15 (US$1.66)
Issued	270,000	2.21 (US$1.75)
Exercised	(1,408,501)	2.32 (US$1.84)
Expired	(716,000)	2.21 (US$1.75)
Balance, August 31, 2021	1,179,208	1.77 (US$1.40)

A summary of the share purchase warrants outstanding and exercisable at August 31, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
$
800,000	1.51 (US$1.20)	October 15, 2021
24,208	1.51 (US$1.20)	April 6, 2022
355,000	2.37 (US$1.88)	June 9, 2025
1,179,208

The weighted average life of share purchase warrants outstanding at August 31, 2021 was 1.24 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Restricted share units (“RSUs”)

During the year ended November 30, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant (September 3, 2020) and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

During the nine months ended August 31, 2021, the Company recorded share-based compensation expense of $792,076 (nine months ended August 31, 2020 - $nil) in relation to the issued RSUs.  The fair value of the RSUs was measured using the value on the grant date of US$1.47 per common share.

Number of RSUs

Balance, November 30, 2019	-
Granted	1,000,001
Vested	(250,001)
Balance, November 30, 2020	750,000
Vested	(250,001)
Cancelled	(25,000)
Balance, August 31, 2021	474,999

Derivative liability

On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025.  The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

On initial recognition, the Company allocated $470,785, being the fair value of the Cashless Warrants, from the proceeds of the offering included in share capital to set up the derivative liability.  On March 24, 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective resulting in the Company revaluing the derivative liability to $nil (November 30, 2020 - $341,163) and recording a loss of $192,705 (August 31, 2020 – gain of $147,827).

On March 24, 2021, the Company revalued the derivative liability to $4,053,126 using the following Black Scholes assumptions:  risk –free rate of $0.10%, dividend yield of nil, expected life of 0.01 years, and volatility of $150%.  The Company transferred $533,868 from derivative liability to share capital in connection with the exercise of 175,000 Cashless Warrants on March 24, 2021 and reversed the remaining derivative liability on the expiry of the cashless exercise feature.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

15.DISCONTINUED OPERATIONS

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and was required to pay cash consideration of up to US$1,000,000.  On August 31, 2020, the Company agreed to settle the remaining balance of $632,061 (US$500,000) previously included in accounts payable, along with $452,772 in consulting fees owed to the previous owner of Majesco, for $260,824 (US$200,000) in cash and the return of the Company’s 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

The following is the breakdown of the discontinued operations on the statement of comprehensive loss:

	Three months ended August 31,	Nine months ended August 31,
	2020	2020
	$	$
Sales	118,122	415,335
Cost of sales	57,526	141,815
Gross profit	60,596	273,520

Operating expenses
Consulting and director fees	4,028	12,179
Other general and administrative expenses	5,476	14,371
Management and directors salaries and fees	31,421	89,658
Professional fees	7,251	30,462
	48,176	146,670

Other expenses
Impairment of goodwill	(2,940,739)	(2,940,739)

Profit (loss) before income taxes	(2,928,319)	(2,813,889)
Income tax expense	-	-

Profit (loss) from discontinued operations	(2,928,319)	(2,813,889)
Profit (loss) attributable to non-controlling interest from discontinued operations	(1,822,362)	(1,766,291)
Profit (loss) attributable to the Company from discontinued operations	(1,105,957)	(1,047,598)

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

15.DISCONTINUED OPERATIONS (continued)

The following is a breakdown of the change in cash flows for the discontinued operations:

Nine months ended August 31,
2020
$
Net cash provided by operating activities	246,198
Net cash flows for the period	246,198

16.RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with two directors of the Company.  The agreements require total payments of $17,500 each per month.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.  In April 2021, one of the agreements was terminated and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with the new CEO of the Company.  The agreement requires payments of $20,000 per month.  Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to $30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (achieved).

Accounts payable and accrued liabilities at August 31, 2021 includes $56,430 (November 30, 2020 - $27,098) owing to directors and officers for unpaid directors fees, salaries, expense reimbursements, and loan interest.

In April 2020, a director converted his debenture of $706,350 (US$500,000) and the associated accrued interest of $14,941 (US$10,576) into 340,384 units of the Company (Note 12).

During the nine months ended August 31, 2021, the Company recorded interest income of $nil (August 31, 2020 - $416) relating to a loan due from Waterproof which was repaid in full in during the year ended November 30, 2020 (Note 5).

The following is a summary of key management personnel compensation:

	For the nine months ended August 31,
	2021	2020
	$	$
Management and directors salaries and fees	608,644	512,500
Management and directors salaries and fees in discontinued operations	-	19,000
Share-based compensation	1,387,227	724,940
	1,995,871	1,256,440

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

17.NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	August 31, 2021	November 30, 2020
		$
Balance, beginning of year	-	1,786,401
Share of loss for the year	-	(1,766,291)
Foreign exchange on translation	-	(20,110)
Balance, end of year	-	-

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

	Three months ended August 31,		Nine months ended August 31,
	2021	2020	2021	2020
	$	$	$	$

Profit (loss) attributable to non-controlling interest	-	(1,822,362)	-	(1,766,291)
Foreign exchange translation adjustment	-	(93,703)	-	(20,110)

Comprehensive loss attributable to non-controlling interest	-	(1,916,065)	-	(1,786,401)

18.CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as components of shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital.  There were no changes to the Company’s capital management during the period. The Company is not subject to externally imposed capital requirements.

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial instruments consist of cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, loans payable, and long-term debt.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and long-term debt approximates their carrying values.  Cash is measured at fair value using level 1 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at August 31, 2021, the fair value of the level 3 asset was $5,179,464 (November 30, 2020 - $3,845,598) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at August 31, 2021, the Company had assets totaling CAD$452,008 and liabilities totalling CAD$702,236. A 10% change in the exchange rate would change other comprehensive income/loss by approximately US$20,000.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2021 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $492,563 on the loans receivable as at August 31, 2021.  During the nine months ended August 31, 2021, the Company increased the allowance by $162,251 which is included in the consolidated statements of comprehensive loss.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  The long-term debt bears interest at 6.99% per annum and is payable over five years.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at August 31, 2021, the Company had a cash balance of $7,135,459 to settle current financial liabilities of $1,416,346.  The Company is exposed to liquidity risk.

20.SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended August 31,
	2021	2020
	$	$
Supplemental non-cash disclosures
Reallocation of value of warrants upon exercise	282,116	28,056
Reallocation of value of options upon exercise	24,958	144,245
Reallocation of value of RSUs upon vesting	470,349	-
Shares issued for debt settlements	708,998	331,967
Shares issued for commitment	574,457	137,197
Shares issued for Cashless Warrants	533,868	-
Units issued for conversion of convertible debentures and associated interest	562,763	1,121,514
Warrants issued for share issue costs	-	338,558
Accounts receivable applied to accounts payable	-	648,091

21.CONTINGENCIES

On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The Company is currently in negotiations with the Plaintiff to come to a mutually agreed upon settlement.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

22.SEGMENTED INFORMATION

During the year ended November 30, 2020, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  During the nine months ended August 31, 2021, the Company had two offices: a head office in Vancouver, BC, and a satellite office in Toronto, ON.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. Upon the acquisition of the Platform coding during the year ended November 30, 2020, the Company determined it has two reportable operating segments:  the investment in distribution of films and the investment in video games.

Revenue derived in the Company’s film and video games segments is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

Below summarizes the Company’s reportable operating segments for nine months ended August 31, 2021.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	11,381	8,319	19,700
Cost of sales	(110,966)	(291,473)	(402,439)
Operating expenses	(430,145)	(158,244)	(588,389)
Segment profit (loss)	(529,730)	(441,398)	(971,128)

Corporate expenses:
Operating expenses			(4,748,687)
Other income (expenses)			661,409
Foreign currency translation			(277,680)
Comprehensive loss for the period			(5,336,086)

Capital expenditures	-	-	-

Below summarizes the Company’s reportable operating segments for the nine months ended August 31, 2020.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	5,526	16,399	21,925
Cost of sales	(37,563)	(553,820)	(591,383)
Operating expenses	(17,898)	(102,326)	(120,224)
Discontinued operations	-	(2,813,889)	(2,813,889)
Segment profit (loss)	(49,935)	(3,453,636)	(3,503,571)

Corporate expenses:
Operating expenses			(4,970,420)
Other income (expenses)			1,585,899
Foreign currency translation			(258,449)
Comprehensive loss for the period			(7,146,541)

Capital expenditures	4,557,667	-	4,557,667

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

23.PROPOSED TRANSACTIONS

a)On May 6, 2021, the Company entered into a Letter of Intent with IndieFlix, which was superseded by an Agreement and Plan of Merger on September 2, 2021.  Per the agreement, the Company will acquire 100% of the outstanding shares of IndieFlix for up to 2,500,000 common shares of the Company to be issued as follows (“IndieFlix Transaction”):

•500,000 common shares on closing of the agreement;

•500,000 common shares upon IndieFlix achieving cumulative revenue of US$4,521,630 between the closing date and the seventh anniversary of the closing date (“First Milepost”);

•500,000 common shares upon IndieFlix achieving cumulative revenue of US$9,244,802 between the First Milepost and the seventh anniversary of the closing date (“Second Milepost”);

•500,000 common shares upon IndieFlix achieving cumulative revenue of US$17,730,216 between the Second Milepost and the seventh anniversary of the closing date (“Third Milepost”); and

•500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the Fourth Milepost, common shares upon IndieFlix achieving cumulative revenue of US$33,371,818 between the Third Milepost and the seventh anniversary of the closing date (“Fourth Milepost”).

On September 22, 2021, the Company closed the agreement and issued 499,996 common shares accordingly.

In connection with the IndieFlix Transaction, on May 10, 2021, the Company entered into a non-revolving credit facility with IndieFlix for US$499,880 (Note 5).  On closing of the IndieFlix Transaction, the credit facility converted into a non-interest bearing loan.

Since the acquisition was completed after the end of the reporting period but before the financial statements were authorized for issue, the initial accounting for the acquisition was not complete by the issuance date of these condensed interim consolidated financial statements.

b)On June 7, 2021, the Company entered into a Letter of Intent with Filmocracy for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing up to 1,250,000 common shares of the Company to the shareholders of Filmocracy.  25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period (“Filmocracy Transaction”).

In connection with the proposed Filmocracy Transaction, on September 17, 2021, the Company entered into a non-revolving credit facility with Filmocracy for US$608,735 (Note 5).

c)On June 8, 2021, the Company entered into a Letter of Intent with iGEMS for the Company to acquire 100% of the issued and outstanding shares of iGEMS by issuing up to 566,667 common shares of the Company to the shareholders of iGEMS.  25% of the consideration shares will be issued to the shareholders of iGEMS on closing of the proposed transaction while the remainder will be issued based on iGEMS achieving certain revenue targets over a six year period (“iGEMS Transaction”).

In connection with the iGEMS Transaction, on June 25, 2021, the Company entered into a non-revolving credit facility agreement with iGEMS for US$100,000 (Note 5).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

August 31, 2021

(Expressed in Canadian Dollars - Unaudited)

23.PROPOSED TRANSACTIONS (continued)

d)On August 3, 2021, the Company entered into a Letter of Intent with DCU for the Company to acquire 100% of the issued and outstanding shares of DCU by issuing up to 3,750,000 common shares of the Company to the shareholders of DCU.  33.33% of the consideration shares will be issued to the shareholders of DCU on closing of the proposed transaction while the remainder will be issued based on DCU achieving certain revenue targets over a five year period (“DCU Transaction”).

In connection with the DCU Transaction, on August 31, 2021, the Company entered into a Loan Agreement with DCU whereby the Company will advance US$1,147,928 to DCU (Note 5).

24.SUBSEQUENT EVENTS

The Company had the following subsequent events, not disclosed elsewhere in these financial statements:

a)On September 3, 2021, the Company issued 237,501 common shares in relation to the vesting of 237,501 restricted share units.

b)In August 2021, the Company announced it had entered into an At-The-Market Agreement (“ATM Agreement”) which allows the Company to distribute up to US$6,051,342 of common shares of the Company.  No shares under the ATM Agreement will be offered or sold in Canada.

On September 7, 2021 the Company closed a sale of common shares under the ATM Agreement through the issuance of 437,365 common shares at US$2.09 per common share for gross proceeds of $1,155,112 (US$915,230).